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                              September 27, 2023

       Adam Emmerich
       Partner
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, NY 10019

                                                        Re: PFSweb, Inc.
                                                            Schedule TO-T filed
by GXO Logistics, Inc.
                                                            Filed September 21,
2023
                                                            File No. 005-59323

       Dear Adam Emmerich:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T filed September 21, 2023

       General

   1. Please tell us how you complied with the dissemination requirements set forth in Rule
                                                        14d-4. As one potential
issue only, we note that the summary advertisement filed as
                                                        Exhibit 99(a)(1)(I)
does not appear to fully address the requirements of Rule 14d-
                                                        6(d)(2)(ii), such as
the disclosure required by Item 1004(a)(1)(iv) of Regulation M-A.
       Source and Amount of Funds, page 19

   2.                                                   We note your disclosure
on page 19 and elsewhere that    Parent and Merger Sub currently
                                                        have, and will have,
available to them, through a variety of sources, including cash on hand, funds necessary
for the payment of the aggregate Offer Price    (emphasis added).
                                                        Item 1007(a) of
Regulation M-A requires that filers state the specific sources of the funds to be used in the
transaction. The disclosure here is equivocal and does not satisfy this requirement. Please
revise.
 Adam Emmerich
Wachtell, Lipton, Rosen & Katz
September 27, 2023
Page 2
3. Disclose the existence of any alternative financing plans or arrangements in the event
         Purchaser and Merger Sub do not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. Refer to
Item 1007(b) of
         Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Dan Duchovny at (202) 551-3619 or Blake Grady at (202)
551-8573.



FirstName LastNameAdam Emmerich                             Sincerely,
Comapany NameWachtell, Lipton, Rosen & Katz
                                                            Division of
Corporation Finance
September 27, 2023 Page 2                                   Office of Mergers &
Acquisitions
FirstName LastName